Exhibit 99.1

NEWS RELEASE TRANSMITTED BY CCN DISCLOSURE

FOR:                     Sierra Wireless, Inc.

TSX:  SW

NASDAQ:  SWIR

Sierra Wireless and Audiovox expand relationship
with new orders for 1xEV-DO PC Cards

In response to growing demand for Sierra Wireless’ PC5220 Card, Audiovox places new orders totaling $29 million

VANCOUVER, British Columbia - June 28, 2004 — Sierra Wireless (NASDAQ: SWIR - TSX: SW) announced today the receipt of new orders from Audiovox Communications Corporation (ACC), a subsidiary of Audiovox Corporation (Nasdaq: VOXX), for an additional supply of PC5220 Wireless Wide Area Network (WWAN) 1xEV-DO PC Cards. The new orders total approximately $29 million with deliveries to begin in the third quarter of 2004.

The PC5220 PC Card, manufactured by Sierra Wireless, works with laptops and provides mobile professionals with wireless data access to e-mail, the Internet and corporate applications via a third generation (3G) wide-area CDMA2000® 1xEV-DO network.

“We are excited about the growing demand for our PC5220 and pleased about our expanding relationship with Audiovox,” said Jason Cohenour, Senior Vice President Global Sales for Sierra Wireless. “Using the PC5220 on a CDMA 1xEV-DO network, mobile professionals enjoy a true high-speed wireless experience, accessing the Internet and corporate enterprise applications anywhere, anytime.”

Providing one of the fastest wireless data connections available, with peak data speeds of up to 2.4 Mbps and typical speeds of 300-600 kilobits per second (kbps) on an EV-DO wireless network, the PC5220 was developed for mobile users that require access to mission-critical enterprise applications such as sales force automation and customer relationship management tools, as well as streaming audio, video and the Internet. The product offers ‘always on’ wireless access in a Type II PC Card format, improving productivity and giving enterprise users a vital competitive advantage. The dual band design of the PC5220 also offers maximum coverage and access to existing CDMA 1X networks, ensuring a fast, reliable wireless connection to information while on the road or away from the office.

For more information about Sierra Wireless products please visit, www.sierrawireless.com. Or contact the Sierra Wireless Sales Desk by calling 604-232-1488 or e-mailing sales@sierrawireless.com.

Note to editors:

To view and download images of Sierra Wireless products, please visit http://www.sierrawireless.com/news/photos.asp.

About Sierra Wireless

Sierra Wireless is a leader in delivering highly differentiated wireless solutions that enable our customers to improve their productivity and lifestyle. Sierra Wireless develops and markets the AirCard, the industry-leading wireless PC card line for portable computers; embedded modules for OEM wireless applications; the MP line of rugged vehicle-mounted connectivity solutions; and Voq, a line of mobile phones with easy-to-use, secure software solutions for mobile professionals. For more information about Sierra Wireless please visit www.sierrawireless.com.

“AirCard” is a registered trademark of Sierra Wireless, Inc. “Voq” is a trademark of Sierra Wireless, Inc. Other product or service names mentioned herein may be the trademarks of their respective owners.

Forward Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties. These forward-looking statements relate to, among other things, plans and timing for the introduction or enhancement of our services and products, statements about future market conditions, supply conditions, channel and end customer demand conditions, revenues, gross margins, operating expenses, profits, and other expectations, intentions, and plans contained in this press release that are not historical fact. Our expectations regarding future revenues and earnings depend in part upon our ability to successfully develop, manufacture, and supply products that we do not produce today and that meet defined specifications. When used in this press release, the words “plan”, “expect”, “believe”, and similar expressions generally identify forward-looking statements. These statements reflect our current expectations. They are subject to a number of risks and uncertainties, including, but not limited to, changes in technology and changes in the wireless data communications market. In light of the many risks and uncertainties surrounding the wireless data communications market, you should understand that we cannot assure you that the forward-looking statements contained in this press release will be realized.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

By:	/s/ David G. McLennan

David G. McLennan, Chief Financial Officer and Secretary

Date: June 29, 2004